

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Via E-mail
Mr. Edward Hayes, President and Director
Cassidy Ventures Inc.
C/O Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

> **Re: Cassidy Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2011**
> **File No. 333-176939**

Dear Mr. Hayes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2.	In light of your status as a Nevada corporation with only the option to explore one property in Ontario, Canada, explain to us in necessary detail each of the following items:
    - who prepared the registration statement;
    - what basis or source(s) the preparer relied upon in drafting the prospectus;
    - who created the business plan which is described;

- how Ms. Lamb and Mr. Hayes first came to be affiliated with Cassidy Ventures; and
- whether Ms. Lamb, Mr. Hayes and/or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

We may have additional comments based on your responses.

3.   As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that Ms. Lamb and/or Mr. Hayes did not agree to serve as an officer or director of Cassidy Ventures at least in part due to a plan, agreement, or understanding that she/he would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that she/he has no such present intention, if true.

4.   Please explain how and when Ms. Lamb and Mr. Hayes developed an interest in owning and managing a mining enterprise.

5.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:
- Ms. Lamb and Mr. Hayes;
- named legal counsel;
- your geologist;
- those responsible for Ms. Lamb's and/or Mr. Hayes' connection with Cassidy Ventures; and
- any others who participated in the preparation of the prospectus disclosure.

6.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

7.   Please forward to our engineer, as supplemental information and not as part of your filing, the geology report referenced in your filing, pursuant to paragraph (c) of Industry Guide 7 and Rule 418(a) of Regulation C. If possible please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name

and phone number for a technical person whom our engineer may call if he has technical questions about your reserves.

If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 418(b) of Regulation C. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Preliminary Prospectus, page 2

8.   Please revise your references here and throughout your registration statement to "trading" on the OTC Bulletin Board. The OTCBB is an electronic quotation service.

Prospectus Summary, page 4

Our Company, page 4

9.   Please revise to disclose that you are an exploration stage company that has not realized any revenues to date, and also disclose your accumulated net loss as of the date of this prospectus. In addition, please disclose the activities that you can complete with your current cash.

Selling Security Holders, page 11

10.   Please confirm if Tom Lamb or any other selling security holder is an immediate family member of one of your executive officers and/or directors or otherwise has a material relationship with the company or its affiliates. See Item 507 of Regulation S-K.

Description of Business, page 15

Organization within the last five years, page 15

11.   You disclose that on October 16, 2009 you issued 2,500,000 shares of common stock to each of your two directors. However, you disclose here and on page 30 that Edward Hayes has only been President and director since July 30, 2010. As presently disclosed, only Linda Lamb appears an officer and director in October of 2009. Please explain. We may have further comment.

12.   Please clarify the date you issued shares to your founder(s). You disclose October 16, 2009 on pages 16 and II-2; however, on page F-12, you disclose October 6, 2009.

13.   We note that your incorporator Daniel A. Kramer is listed in Exhibt 3.1 as your only director as of September 14, 2009, the date of your incorporation. Please explain how and when Linda Lamb came to become an officer and director of Cassidy Ventures, and when Daniel Kramer resigned his position.

Description of Property, page 17

14.   You disclose that the claim was staked on September 18, 2010 and recorded on
        September 23, 2010. Please disclose the name of the individual in which your claim
        is registered with the Ontario Ministry of Northern Development, Mines and Forestry
        and your relationship with this individual.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 26

15.   We note your disclosure on page 26 that total expenditures over the next 12 months
        are expected to be $35,000, comprised of $19,000 in spending for the first two phases
        of the exploration program and an additional $16,000 on general and administration
        expenses. On page 27, however, you indicate that over the next 12 months, you
        anticipate spending $11,000 for accounting and audit requirements and $10,000 in
        legal costs. Please clarify whether the $35,000 number on page 26 includes the
        $21,000 in accounting and legal costs.

Involvement in certain legal proceedings, page 30

16.   Please provide the disclosure required by Item 401(f) of Regulation S-K, regarding
        the involvement of directors and executive officers in certain legal proceedings over
        the last ten years.

Signatures, page 33

17.   Please revise to provide the prefatory paragraph specified by Form S-1 in order to
        sign the registration statement on behalf of the registrant.

18.   Please indicate who has signed your registration statement in the capacity of your
        principal executive officer, principal financial officer, and principal accounting
        officer or controller. Any person who occupies more than one of the specified
        positions should indicate each capacity in which he signs the registration statement.
        See Instructions 1 and 2 to the Signatures section of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher at (202) 551- 3706, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for any questions on engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief